UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004.

Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____March 10, 2004____________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

December 24, 2003

Item 3: Press Release

A Press release dated and issued December 24, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Increase to Private Placement announced on December 19, 2003.

Partial closing of the flow-through portion of private placement.

Item 5: Full Description of Material Change

Pacific North West Capital Corp. (the “Company”) wishes to amend its December 19, 2003 news release to announce that, subject to regulatory approval, it is increasing the number of units to be sold in its non-brokered private placement from 2,300,000 units to 2,400,000 units at a price of $1.00 per unit for gross proceeds of $2,400,000. Each unit will consist of one common share of the Company and one-half of one non-transferable share purchase warrant exercisable for a period of eighteen (18) months after the date of closing at a price of $1.10 per common share.

On December 23, 2003 the Company completed a first closing of the flow-through portion of this private placement, wherein it sold and issued 200,000 flow-through units at a purchase price of $1.00 for gross proceeds of $200,000.  Each flow-through unit consisted of one flow-through common share of the Company and one-half of one non-transferable share purchase warrant exercisable for a period of eighteen (18) months after the date of closing at a price of $1.10 per common share.  These securities are subject to a hold period expiring on April 24, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___January 6, 2004_____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

January 14, 2004

Item 3: Press Release

A Press release dated and issued January 14, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. (PFN) reports PGM values intersected in numerous drill holes collared in the region between the Dana North deposit, located at the north end of the Property, and the Azen Creek area, located about 6km to the southeast.

Item 5: Full Description of Material Change

See attached News Release dated January 14, 2004

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___January 16, 2003____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

January 19, 2004

Item 3: Press Release

A Press release dated and issued January 19, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. (the “Company”) wishes to announce the closing of the second part of the two-part non-brokered private placement announced December 12, 16, 19 and 24, 2003.

Item 5: Full Description of Material Change

Pacific North West Capital Corp. (the “Company”) wishes to announce the closing of the second part of the two-part non-brokered private placement announced December 12, 16, 19 and 24, 2003.

Pursuant to the second part of the non-brokered private placement, the Company has issued 2,200,000 units at a purchase price of $1.00 per unit for total proceeds of $2,200,000, with each unit consisted of one common share of the Company and one-half of one non-transferable share purchase warrant exercisable for a period of eighteen (18) months after the date of closing at a price of $1.10 per common share.

Further to the news release dated December 24, 2003, the Company completed the first closing of the flow-through portion of this private placement December 23, 2003, wherein it sold and issued 200,000 flow-through units at a purchase price of $1.00 for gross proceeds of $200,000.  Each flow-through unit consisted of one flow-through common share of the Company and one-half of one non-transferable share purchase warrant exercisable for a period of eighteen (18) months after the date of closing at a price of $1.10 per common share.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___January 19, 2003____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

January 20, 2004

Item 3: Press Release

A Press release dated and issued January 20, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce additional results from the 2003 field program at its Union Bay platinum project, in the Alexander Platinum Belt of southeastern Alaska.

Item 5: Full Description of Material Change

See attached news release dated January 20, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___January 20, 2004____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

January 22, 2004

Item 3: Press Release

A Press release dated and issued January 22, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to report that 7 holes collared in the Razor Zone, located some 6km from the mineral resources at the Dana and Lismer’s Ridge areas, have intersected platinum-palladium mineralization in marginal breccias, confirming the presence of a mineralized PGM bearing breccia unit over a 9km strike length of the northern contact of the River Valley intrusive.

Item 5: Full Description of Material Change

See attached news release dated January 22, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___January 22, 2004____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on December 22, 2003 (i) 200,000 flow-through units of the Issuer being comprised of 200,000 flow-through common shares and 100,000 non-flow-through share purchase warrants; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 6th day of January, 2004.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on December 23, 2003 (i) 14,000 flow-through units of the Issuer being comprised of 14,000 flow-through common shares and 7,000 non-flow-through share purchase warrants; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 6th day of January, 2004.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effected on January 13, 2004 (i) 2,200,000 units of the Issuer being comprised of 2,200,000 common shares and 1,100,000 share purchase warrants; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 19th day of January, 2004.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary

Symbol: PFN-Toronto Stock Exchange / PAWEF- OTCBB

PACIFIC NORTH WEST CAPITAL CORP. www.pfncapital.com

Pacific North West Capital Corp. NEWS RELEASE January 14th, 2004 Toll free 1-800-667-1870

# ADDITIONAL ASSAYS REPORTED
# RIVER VALLEY PROJECT, SUDBURY, ONTARIO

Pacific North West Capital Corp. (PFN) reports PGM values intersected in numerous drill holes collared in the region between the Dana North deposit, located at the north end of the Property, and the Azen Creek area, located about 6km to the southeast. These new intersections confirm the presence of a PGM-bearing breccia unit over this 6km strike length. The strike extension of the project is based on known and inferred mapping, and drill intersections supplemented by encouraging results of the Spectrem survey (Anglo American proprietary geophysical technique) flown during 2003. This technique has enhanced our ability, together with the Joint Venture partners Anglo Platinum who are funding the exploration activity, to identify and direct our attention to specific and regional targets.

Assays reported below are from drill holes in the Varley and Azen Creek areas. Drilling is currently suspended in order to review and compile drill hole data collected from the more than 40,000 metres completed during the current Phase 6 drilling campaign, and is expected to recommence in February.

**VARLEY ZONE**

| DDH | From(m) | To(m) | **Int(m)** | Int(ft) | Au(ppb) | Pt(ppb) | Pd(ppb) | 3E(ppb) | **3E(g/t)** |
|---|---|---|---|---|---|---|---|---|---|
| **VA-05** | 92.00 | 93.00 | **1.00** | 3.28 | 40 | 397 | 812 | 1249 | **1.2** |
| | 107.00 | 113.00 | **6.00** | 19.69 | 41 | 195 | 657 | 892 | **0.9** |
| | 120.00 | 122.00 | **2.00** | 6.56 | 34 | 252 | 775 | 1061 | **1.1** |
| | 123.00 | 126.00 | **3.00** | 9.84 | 39 | 274 | 721 | 1035 | **1.0** |
| | | | | | | | | | |
| **VA-06** | 44.00 | 52.00 | **8.00** | 26.25 | 38 | 219 | 698 | 956 | **1.0** |
| incl | 48.00 | 51.00 | **3.00** | 9.84 | 60 | 375 | 1198 | 1633 | **1.6** |
| | | | | | | | | | |
| **VA-08** | 76.00 | 77.00 | **1.00** | 3.28 | 21 | 411 | 733 | 1165 | **1.2** |
| | 83.00 | 84.00 | **1.00** | 3.28 | 76 | 385 | 1041 | 1502 | **1.5** |
| incl | 107.00 | 109.00 | **2.00** | 6.56 | 59 | 298 | 1141 | 1497 | **1.5** |
| | | | | | | | | | |
| **VA-10** | 53.00 | 85.00 | **32.00** | 104.99 | 49 | 340 | 895 | 1284 | **1.3** |
| incl | 58.00 | 77.00 | **19.00** | 62.34 | 62 | 488 | 1305 | 1855 | **1.9** |
| incl | 68.00 | 77.00 | **9.00** | 29.53 | 94 | 845 | 2230 | 3169 | **3.2** |
| incl | 71.00 | 74.00 | **3.00** | 9.84 | 245 | 1961 | 5592 | 7798 | **7.8** |
| incl | 73.00 | 74.00 | **1.00** | 3.28 | 626 | 5383 | 14160 | 20169 | **20.2** |
| incl | 84.00 | 85.00 | **1.00** | 3.28 | 270 | 851 | 2612 | 3733 | **3.7** |

**VA-11 -** No Significant Values

| DDH | From(m) | To(m) | **Int(m)** | Int(ft) | Au(ppb) | Pt(ppb) | Pd(ppb) | 3E(ppb) | **3E(g/t)** |
|---|---|---|---|---|---|---|---|---|---|
| **VA-13** | 100.00 | 102.00 | **2.00** | 6.56 | 19 | 356 | 1165 | 1539 | **1.5** |
| | | | | | | | | | |
| **VA-14** | 48.00 | 55.00 | **7.00** | 22.97 | 53 | 321 | 1100 | 1474 | **1.5** |
| incl | 48.00 | 50.00 | **2.00** | 6.56 | 86 | 602 | 2145 | 2833 | **2.8** |

PFN News Release dated January 14, 2004– ADDITIONAL ASSAYS REPORTED PAGE 2 OF 3

**AZEN ZONE**

| DDH | From(m) | To(m) | **Int(m)** | Int(ft) | Au(ppb) | Pt(ppb) | Pd(ppb) | 3E(ppb) | **3E(g/t)** |
|---|---|---|---|---|---|---|---|---|---|
| **AZ-02** | | | | | | | | | |
| incl | 38.00 | 40.70 | **2.70** | 8.86 | 46 | 326 | 999 | 1371 | **1.4** |
| | 67.40 | 67.70 | **0.30** | 0.98 | 257 | 1310 | 3456 | 5023 | **5.0** |
| | 84.70 | 85.00 | **0.30** | 0.98 | 101 | 417 | 993 | 1511 | **1.5** |
| | 142.10 | 151.00 | **8.90** | 29.20 | 55 | 271 | 926 | 1253 | **1.3** |
| incl | 148.00 | 151.00 | **3.00** | 9.84 | 110 | 538 | 2061 | 2709 | **2.7** |
| incl | 149.00 | 150.00 | **1.00** | 3.28 | 180 | 867 | 3262 | 4309 | **4.3** |
| | | | | | | | | | |
| **AZ-05** | 137.00 | 140.00 | **3.00** | 9.84 | 62 | 319 | 999 | 1380 | **1.4** |
| | 149.00 | 151.00 | **2.00** | 6.56 | 102 | 237 | 701 | 1039 | **1.0** |
| incl | 166.00 | 169.00 | **3.00** | 9.84 | 46 | 230 | 755 | 1031 | **1.0** |
| incl | 174.00 | 176.00 | **2.00** | 6.56 | 76 | 307 | 1152 | 1535 | **1.5** |
| incl | 181.00 | 182.00 | **1.00** | 3.28 | 93 | 387 | 1049 | 1529 | **1.5** |
| | | | | | | | | | |
| **AZ-09** | | | | | | | | | |
| | 6.00 | 10.00 | **4.00** | 13.12 | 44 | 216 | 746 | 1006 | **1.0** |
| incl | 6.00 | 7.00 | **1.00** | 3.28 | 76 | 255 | 1111 | 1442 | **1.4** |
| incl | 9.00 | 10.00 | **1.00** | 3.28 | 57 | 330 | 996 | 1383 | **1.4** |
| | 91.00 | 92.00 | **1.00** | 3.28 | 72 | 222 | 805 | 1099 | **1.1** |
| | | | | | | | | | |
| **AZ-10** | | | | | | | | | |
| | 9.00 | 10.00 | **1.00** | 3.28 | 39 | 314 | 862 | 1215 | **1.2** |
| | 32.00 | 36.00 | **4.00** | 13.12 | 42 | 297 | 982 | 1321 | **1.3** |
| incl | 34.00 | 35.00 | **1.00** | 3.28 | 60 | 338 | 1154 | 1552 | **1.6** |
| | 42.00 | 43.00 | **1.00** | 3.28 | 33 | 195 | 814 | 1042 | **1.0** |
| | 54.00 | 55.00 | **1.00** | 3.28 | 45 | 334 | 928 | 1307 | **1.3** |
| | 59.00 | 60.00 | **1.00** | 3.28 | 34 | 251 | 723 | 1008 | **1.0** |
| | 96.00 | 97.00 | **1.00** | 3.28 | 68 | 364 | 1491 | 1923 | **1.9** |
| | 124.00 | 125.00 | **1.00** | 3.28 | 76 | 290 | 1040 | 1406 | **1.4** |
| | | | | | | | | | |
| **AZ-11** | | | | | | | | | |
| | 58.00 | 70.00 | **12.00** | 39.37 | 50 | 237 | 686 | 973 | **1.0** |
| incl | 59.00 | 61.00 | **2.00** | 6.56 | 58 | 356 | 866 | 1279 | **1.3** |
| incl | 63.00 | 66.00 | **3.00** | 9.84 | 70 | 308 | 919 | 1297 | **1.3** |
| | | | | | | | | | |
| **AZ-12** | | | | | | | | | |
| | 126.00 | 129.00 | **3.00** | 9.84 | 48 | 254 | 755 | 1058 | **1.1** |
| incl | 128.00 | 129.00 | **1.00** | 3.28 | 105 | 479 | 1481 | 2065 | **2.1** |
| | 140.00 | 141.00 | **1.00** | 3.28 | 23 | 182 | 799 | 1004 | **1.0** |
| | | | | | | | | | |

AZ-13 – no significant values

PFN News Release dated January 14, 2004– ADDITIONAL ASSAYS REPORTED PAGE 3 OF 3

| DDH | From(m) | To(m) | **Int(m)** | Int(ft) | Au(ppb) | Pt(ppb) | Pd(ppb) | 3E(ppb) | **3E(g/t)** |
|---|---|---|---|---|---|---|---|---|---|
| AZ-14 | 10.00 | 25.00 | **15.00** | 49.22 | 44 | 221 | 732 | 997 | **1.0** |
| incl | 13.00 | 17.00 | **4.00** | 13.12 | 64 | 347 | 1197 | 1607 | **1.6** |
| incl | 23.00 | 25.00 | **2.00** | 6.56 | 99 | 386 | 1201 | 1686 | **1.7** |
| | 34.00 | 39.00 | **5.00** | 16.41 | 46 | 264 | 802 | 1112 | **1.1** |
| incl | 36.00 | 38.00 | **2.00** | 6.56 | 72 | 404 | 1093 | 1569 | **1.6** |
| | 65.00 | 67.00 | **2.00** | 6.56 | 41 | 195 | 890 | 1125 | **1.1** |
| | 80.00 | 81.00 | **1.00** | 3.28 | 33 | 290 | 1034 | 1357 | **1.4** |
| | 93.00 | 94.00 | **1.00** | 3.28 | 29 | 342 | 950 | 1321 | **1.3** |

The Qualified Person for this release is Peter Dasler, M.Sc. P.Geo. Assays were carried out by XRAL Laboratories (SGS Group**).**

## About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited “Anglo Platinum”, the world’s largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum is currently funding a $5.3 million phase 6 drilling program on River Valley and may earn a 65% interest by funding it through to production. In Alaska, PFN has a Joint Venture Agreement with Lonmin PLC, the world's third largest primary underground platinum group metals producer. In 2003 Lonmin funded a US $920,000 exploration program. PFN is the operator of all three projects.

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States.

**On behalf of the Board of Directors**

**Harry Barr**
**President and CEO**

**For further information, please call Toll Free 1-800-667-1870**
**by email ir@pfncapital.com, or visit our website at www.pfncapital.com,**
**by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3**

*The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release*

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

Symbol: PFN-Toronto Stock Exchange / PAWEF- OTCBB

# PACIFIC NORTH WEST CAPITAL CORP.

www.pfncapital.com

Pacific North West Capital Corp. NEWS RELEASE January 19, 2004

Toll free 1-800-667-1870

## $2,400,000 FINANCING COMPLETED

**About Pacific North West Capital Corp.**

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited "Anglo Platinum", the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum is currently funding a $5.3 million phase 6 drilling program on River Valley and may earn a 65% interest by funding it through to production. In Alaska, PFN has a Joint Venture Agreement with Lonmin PLC, the world's third largest primary underground platinum group metals producer. In 2003 Lonmin funded a US $920,000 exploration program. PFN is the operator of all three projects.

**On behalf of the Board of Directors**

**Harry Barr**
**President and CEO**

**For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com, or visit our website at www.pfncapital.com, by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3**

*The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release*

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

Symbol: PFN-Toronto Stock Exchange / PAWEF- OTCBB

# PFN News Release

Toll free 1-800-667-1870
www.pfncapital.com

Pacific North West Capital Corp. news release January 20, 2004

# Pacific North West Capital Expands New PGE Discovery at Union Bay Project, Alaska

**Highlights:**

- **Diamond drilling intercepts values to 7 gpt Pt over 3.8 ft at Jaguar**
- **Recon exploration discovers +14 gpt Pt at Continental zone**
- **Recon exploration discovers new sulfide mineralization at Cannery**

Pacific North West Capital Corp. (PFN) is pleased to announce additional results from the 2003 field program at its Union Bay platinum project, in the Alexander Platinum Belt of southeastern Alaska, about 35 miles north-northwest of Ketchikan.

The Union Bay project is under option to Lonmin PLC, the world's third largest primary underground producer of platinum, which produced over 930,000 oz of platinum in 2003.

VIXEN INLET
MT BURNETT
LEXUS
NORTH
CHEVELLE
JAGUAR
CONTINENTAL
COBRA (west)
COBRA (east)
UNION BAY
CANNERY CREEK
+1,000 ppb PLATINUM IN PAN CONCENTRATES
0 Kilometers 2

The results of the 2003 program are most encouraging and suggest that the Union Bay project has potential to host significant accumulations of PGE mineralisation. The 2003 program consisted of reconnaissance sampling on the eastern, southern and western limits of the Union Bay complex, diamond saw channel sampling at Jaguar, Mt. Burnett, North, and Continental zones, and 4,490 feet of diamond drilling at North and Jaguar zones. Diamond drilling results indicated that controls on the distribution of platinum mineralisation are complex. Significant results are shown in Table 1.

The most significant new discoveries made in 2003 were at the Continental and Chevelle zones where rock sampling returned values ranging from **1 to 14 g/t Pt** (see Table 2). The discovery was followed up by preliminary sawcut sampling at Continental . Encouraging results up to **6.2g/t Pt over 3.3ft** were returned (see Table 3). The significance and extent of mineralization at these new zones is unknown, but the mineralisation is hosted by a similar rock type to the previously reported occurrences at North and Jaguar Zones lying 5km to the east.

A zone of Cu-Pt-Pd-bearing sulphides was discovered at Cannery Creek on the western side of the Union Bay project, close to the margin of the complex. The zone is open to the north and the east.

Results from the sampling of the Continental, Chevelle, and Cannery Creek zones were only available after the completion of the field season. Therefore, no drilling was carried out on these new discoveries in 2003.

All geochemical samples were analyzed by ALS Chemex for platinum, palladium and gold using fire assay techniques plus a multi-element suite via ICP-AES methods. The qualified person responsible for this news release is Curt Freeman, M.Sc. P. Geo.

Table 1. Significant Drill Results from North and Jaguar Zones.

* UB0101 previously reported 10/24/2001

| Drillhole | From (ft) | To (ft) | Width ((ft) | Pt (ppb) | Pt (g/t) | Pd (ppb) |
|---|---|---|---|---|---|---|
| UB0101 North Zone* | 62.9 | 64.6 | 1.7 | 10590 | **10.59** | 565 |
| UB0302 North Zone | 99.4 | 109.4 | 2.0 | 1300 | **1.30** | 19 |
| UB0306 North Zone | 382.7 | 386.0 | 3.3 | 1005 | **1.00** | 11 |
| UB0307 North Zone | 386.0 | 389.7 | 2.0 | 851 | **0.85** | 5 |
| UB0310 Jaguar | 104.0 | 107.8 | 3.8 | 803 | **0.80** | 15 |
| UB0311 Jaguar | 405.9 | 409.7 | 3.8 | 7010 | **7.01** | 143 |
| UB0311 (check assay) | 405.9 | 409.7 | 3.8 | 9450 | **9.45** | 193 |
| UB0311 Jaguar | 442.0 | 446.4 | 4.4 | 934 | **0.93** | 10 |

Pacific North West Capital Corp. news release January 20, 2004 Page 2 of2

Table 2: Significant (+ 3 gpt Pt) grab rock samples from 2003 at the Continental zone.

| Sample # | Rock Unit | Pt_ppb | Pt g/t | Pd_ppb |
|---|---|---|---|---|
| 390478 | Magnetite vein | 14950 | **14.95** | 940 |
| 394581 | Magnetite vein | 14200 | **14.20** | 900 |
| 394503 | Magnetite vein | 6660 | **6.66** | 237 |
| 390479 | Pyrox - Wehr | 6420 | **6.42** | 575 |
| 393857 | Wehrlite | 5530 | **5.53** | 542 |
| 492940 | Magnetite vein | 4430 | **4.43** | 433 |
| 394513 | Wehrlite | 4340 | **4.34** | 168 |
| 394504 | Wehrlite | 4180 | **4.18** | 212 |
| 393895 | Pyrox - Wehr | 3990 | **3.99** | 545 |
| 394516 | Pyrox - Wehr | 3880 | **3.88** | 322 |
| 393855 | Wehrlite | 3820 | **3.82** | 364 |
| 393867 | Pyroxenite | 3820 | **3.82** | 375 |
| 393852 | Wehrlite | 3160 | **3.16** | 209 |

Background: In May 2003 Lonmin PLC entered into a joint venture agreement with Pacific North West and Freegold for further exploration and development on the project. Under the agreement Lonmin must fund a minimum US$815,000 exploration program in 2003. This obligation has been met. Lonmin has the further option to continue to fund the Union Bay project by expending a minimum of US$1 million per year in 2004, 2005, and 2006 and US $750,000 for each year thereafter. Pacific North West is the Operator of the project during the exploration phase. Lonmin may earn up to 70% interest in the project by delivering a full feasibility study. Upon the decision by the joint venture management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing. Following commencement of commercial production, Pacific North West and Freegold will each repay their share of the financing costs on agreed upon commercial terms and contribute pro rata to operating costs.

For further information, please contact PFN's Investor Relations Department at Toll Free 1-800-667-1870.

**On behalf of the Board of Directors**

**Harry Barr**
**President, CEO**

Table 3: Significant channel sample geochemistry, Continental zone. All values occur in Pyroxenite-Wehrlite-Magnetite rock type

| Channel | From_ft | To_ft | Int_ft | Pt ppb | Pt g/t | Pd ppb |
|---|---|---|---|---|---|---|
| 3 | 0 | 3.3 | 3.3 | 639 | 0.64 | 71 |
| 3 | 3.3 | 6.6 | 3.3 | 436 | 0.44 | 36 |
| 3 | 6.6 | 9.8 | 3.2 | 499 | 0.50 | 69 |
| 4 | 3.3 | 6.6 | 3.3 | 2960 | **2.96** | 129 |
| 4 | 6.6 | 9.8 | 3.2 | 696 | 0.70 | 51 |
| 9 | 0 | 3.3 | 3.3 | 1250 | **1.25** | 73 |
| 10 | 0 | 3.3 | 3.3 | 1065 | **1.06** | 63 |
| 10 | 3.3 | 6.6 | 3.3 | 276 | 0.28 | 23 |
| 10 | 6.6 | 9.8 | 3.2 | 167 | 0.68 | 14 |
| 11 | 0 | 3.3 | 3.3 | 1410 | **1.41** | 69 |
| 11 | 3.3 | 6.6 | 3.3 | 569 | 0.60 | 30 |
| 14 | 0 | 3.3 | 3.3 | 1160 | **1.16** | 57 |
| 14 | 3.3 | 6.6 | 3.3 | 169 | 0.17 | 8 |
| 14 | 6.6 | 9.8 | 3.2 | 1490 | **1.49** | 57 |
| 14 | 29.5 | 32.8 | 3.3 | 6240 | **6.24** | 266 |
| 14 | 32.8 | 36.1 | 3.3 | 773 | 0.77 | 30 |
| 15 | 0 | 3.3 | 3.3 | 3950 | **3.95** | 149 |
| 17 | 0 | 3.3 | 3.3 | 340 | 0.34 | 41 |
| 17 | 3.3 | 6.6 | 3.3 | 2590 | **2.60** | 213 |
| 17 | 6.6 | 8.2 | 1.6 | 2400 | **2.40** | 200 |
| 20 | 3.3 | 6.6 | 3.3 | 570 | .57 | 43 |
| 20 | 6.6 | 9.8 | 3.2 | 436 | .44 | 55 |
| 21 | 0 | 3.3 | 3.3 | 1205 | **1.21** | 93 |
| 21 | 3.3 | 4.9 | 1.6 | 1205 | **1.21** | 93 |
| 22 | 0 | 3.3 | 3.3 | 1435 | **1.44** | 55 |
| 22 | 3.3 | 5.7 | 2.4 | 1205 | **1.21** | 60 |
| 26 | 0 | 3.3 | 3.3 | 609 | 0.61 | 26 |
| 26 | 3.3 | 6.6 | 3.3 | 1980 | **1.98** | 78 |
| 28 | 0 | 3.3 | 3.3 | 325 | 0.33 | 25 |
| 28 | 3.3 | 6.6 | 3.3 | 526 | 0.53 | 38 |
| 28 | 6.6 | 7.5 | 0.9 | 1870 | **1.87** | 110 |
| 36 | 9.8 | 13.1 | 3.3 | 3070 | **3.07** | 116 |
| 36 | 19.7 | 23 | 3.3 | 2360 | **2.36** | 85 |
| 36 | 23 | 26.2 | 3.2 | 1440 | **1.44** | 57 |

*The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release*

**For further information, please call Toll Free 1-800-667-1870**
**by email ir@pfncapital.com, or visit our website at www.pfncapital.com,**
**by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3**

**Disclaimer**
This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

Symbol: PFN-Toronto Stock Exchange / PAWEF- OTCBB

PACIFIC NORTH WEST CAPITAL CORP. www.pfncapital.com

Pacific North West Capital Corp. NEWS RELEASE January 22nd, 2004 Toll free 1-800-667-1870

# 3KM STEP-OUT AT RAZOR ZONE CONFIRMS PGM MINERALIZATION OVER 9KM STRIKE LENGTH
# RIVER VALLEY PROJECT, SUDBURY, ONTARIO

Drilling is currently suspended in order to review and compile drill hole data collected from the more than 40,000 metres completed during the current Phase 6 drilling campaign, and is expected to recommence in February and will focus on expanding the mineralization intersected, since September 2003, in the Varley, Azen Creek and Razor Areas.

**RAZOR ZONE**

| DDH | From(m) | To(m) | **Int(m)** | Int(ft) | Au(ppb) | Pt(ppb) | Pd(ppb) | 3E(ppb) | **3E(g/t)** |
|---|---|---|---|---|---|---|---|---|---|
| RA-01 | 78.00 | 91.00 | **13.00** | 42.65 | 72 | 396 | 1140 | 1608 | **1.6** |
| RA-01 | Incl. 78.00 | 84.00 | **6.00** | 19.69 | 101 | 575 | 1645 | 2321 | **2.3** |
| RA-01 | Incl. 78.00 | 81.00 | **3.00** | 9.84 | 121 | 663 | 2098 | 2881 | **2.9** |
| RA-01 | 96.00 | 99.00 | **3.00** | 9.84 | 57 | 301 | 864 | 1222 | **1.2** |
| RA-02 | 35.00 | 36.00 | **1.00** | 3.28 | 18 | 264 | 1140 | 1422 | **1.4** |
| RA-03 | 27.00 | 28.00 | **1.00** | 3.28 | 13 | 301 | 1040 | 1354 | **1.4** |
| RA-03 | 72.00 | 73.00 | **1.00** | 3.28 | 16 | 485 | 1000 | 1501 | **1.5** |
| RA-03 | 81.00 | 90.00 | **9.00** | 29.53 | 55 | 232 | 684 | 970 | **1.0** |
| RA-03 | Incl. 84.00 | 88.00 | **4.00** | 13.12 | 69 | 297 | 866 | 1232 | **1.2** |
| RA-04 | 26.00 | 27.00 | **1.00** | 3.28 | 3 | 711 | 354 | 1068 | **1.1** |
| RA-04 | 79.00 | 85.00 | **6.00** | 19.69 | 58 | 247 | 416 | 720 | **0.7** |
| RA-04 | 93.00 | 112.00 | **19.00** | 62.34 | 61 | 314 | 821 | 1197 | **1.2** |
| RA-04 | Incl. 95.00 | 100.00 | **5.00** | 16.41 | 102 | 569 | 1396 | 2067 | **2.1** |
| RA-04 | Incl. 95.00 | 96.00 | **1.00** | 3.28 | 131 | 1190 | 2070 | 3391 | **3.4** |
| RA-05 | 148.00 | 149.00 | **1.00** | 3.28 | 47 | 291 | 1070 | 1408 | **1.4** |
| RA-05 | 160.00 | 161.00 | **1.00** | 3.28 | 70 | 288 | 901 | 1259 | **1.3** |
| RA-06 | 36.00 | 38.00 | **2.00** | 6.56 | 24 | 167 | 1043 | 1234 | **1.2** |
| RA-06 | 66.00 | 85.00 | **19.00** | 62.34 | 78 | 113 | 818 | 1009 | **1.0** |
| RA-06 | Incl. 82.00 | 85.00 | **3.00** | 9.84 | 110 | 245 | 1432 | 1787 | **1.8** |
| RA-06 | 94.00 | 106.00 | **12.00** | 39.37 | 84 | 353 | 1020 | 1458 | **1.5** |
| RA-06 | 112.00 | 114.00 | **2.00** | 6.56 | 102 | 396 | 1150 | 1647 | **1.6** |

The Qualified Person for this release is Peter Dasler, M.Sc. P.Geo. Assays were carried out by XRAL Laboratories (SGS Group).

PFN News Release dated January 22, 2004 Continued on PAGE 2 OF 2

PFN News Release dated January 22, 2004 PAGE 2 OF 2

**About Pacific North West Capital Corp.**

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited "Anglo Platinum", the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum is currently funding a $5.3 million phase 6 drilling program on River Valley and may earn a 65% interest by funding it through to production. In Alaska, PFN has a Joint Venture Agreement with Lonmin PLC, the world's third largest primary underground platinum group metals producer. In 2003 Lonmin funded a US $920,000 exploration program. PFN is the operator of all three projects.

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States.

**On behalf of the Board of Directors**

**Harry Barr**
**President and CEO**

**For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com, or visit our website at www.pfncapital.com, by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3**

*The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release*

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.